Investor News
Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir@fmc-ag.com

North America:
Terry Proveaux
Phone: + 1 800 948 2538
Fax: + 1 615 365 5605
E-mail: ir@fmc-ag.com

Internet: http://www.fmc-ag.com

March 21, 2007

Fresenius Medical Care Proposes Share Split of 1:3

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA today announced that it will propose a share split for both classes of shares (ordinary and preferred) in the ratio of 1:3 to the next General Shareholder Meeting on May 15, 2007.

The strong performance of the company in recent years has led to a sharp increase in the share price. The price per ordinary share is currently one of the highest in Germany’s DAX index. A share split would significantly lower the price of the individual Fresenius Medical Care share. The proposed share split is intended to promote more trading activity in Fresenius Medical Care shares and to increase the shares’ attractiveness for a broader group of investors.

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Through a conversion of capital reserves, the subscribed capital of Fresenius Medical Care AG & Co. KGaA is first increased to €295.2 million. The subscribed capital is then divided into 291,449,373 ordinary shares and 3,711,435 preference shares. The new amount of the subscribed capital will then be €1.00 per share. After the share split, every holder of an ordinary share will hold three ordinary shares and every holder of a preference share will hold three preference shares. As a result of the share split, the price level will be reduced arithmetically without affecting the overall value for shareholders.

For American Depositary Share (ADS) Investors:

Fresenius Medical Care shares are traded on the New York Stock Exchange (NYSE) in the form of ADSs. Currently, the ratio between the ordinary and preference ADS and the underlying ordinary and preference shares is 3:1, meaning that three Fresenius Medical Care ordinary or preference ADSs are the equivalent of one Fresenius Medical Care ordinary or preference share. Upon approval of the proposed share split and the registration with the commercial register, each Fresenius Medical Care ordinary or preference ADS will represent one Fresenius Medical Care ordinary or preference share.

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Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects about 1,500,000 individuals worldwide. Through its network of 2,108 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 163,517 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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